

July 29, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Garth Wong
Chief Financial Officer
Oilsands Quest Inc.
800, 326-11th Avenue SW
Calgary, Alberta, Canada T2R 0C5

      Re: **Oilsands Quest Inc.**
              Item 4.02, Form 8-K/A
              Filed July 28, 2009
              Response Letter Dated July 28, 2009
              File No. 1-32994

Dear Mr. Wong:

      We have completed our review of your Form 8-K/A and related filings and have no further comments at this time.

                    Sincerely,

                    W. Bradshaw Skinner
                    Senior Assistant Chief Accountant